For Period ended 1/31/2008                                          Series 29
File Number 811-7852

Sub-Item 77N:  Actions required to be reported pursuant to rule 2a-7
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As of  January  31,  2008,  the  USAA Money  Market  Fund holds SLM  Corporation
13-Month Floating Rate Extendible Notes (the "Notes") that is not an eligible security pursuant to Rule 2a-7. On February 4, 2008, Standard and Poor's lowered the short-term rating on the Notes to A-3. The Pricing and Investment Committee (the "Committee") of the Board of Trustees determined on February 8, 2008 that the Notes issued by SLM Corporation continue to present minimal credit risk based on the underlying financial strength and flexibility of the company and other information that was presented to the Committee at this meeting.